SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31807; 812-13995]

TIAA-CREF Funds, et al.; Notice of Application

September 8, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(c) and 17(b) of the Investment

Company Act of 1940 ("Act") for exemptions from section 17(a) of the Act, and under section

17(d) of the Act and rule 17d-1 thereunder to permit certain joint transactions.

Summary of Application: Applicants requests an order that would permit certain registered

management investment companies or series thereof that are advised by Teachers Advisors, Inc.

("Advisors") to invest in a private investment vehicle established by Advisors to invest directly

in real estate.

Applicants: TIAA-CREF Funds (the "Trust"), Advisors, TIAA-CREF Real Property Fund LP

("TCLP"), TIAA-CREF Real Property Fund GP LLC ("TCGP"), and TIAA-CREF Real

Property Fund REIT LLC ("TC REIT").

Filing Dates: The application was filed on January 4, 2012, and amended on June 25, 2012,

December 3, 2012, October 16, 2013, June 26, 2014, May 8, 2015, and September 4, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 5, 2015,

and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 of the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549. Applicants: TIAA-CREF, Attn: Rachael Zufall, 8500 Andrew Carnegie Boulevard, Charlotte, NC, 28262.

For Further Information Contact: Mark N. Zaruba, Senior Counsel, at (202) 551-6878, or David Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

    1.   The Trust is organized as a Delaware statutory trust and is an open-end management investment company registered under the Act. The Trust currently consists of multiple Funds (as defined below).

    2.   TCLP is organized as a limited partnership, and applicants state that it will rely on an exception from the definition of "investment company" such as Section 3(c)(1) or Section 3(c)(7) of the Act (or any other applicable exclusion). TCGP, the sole general partner of TCLP, is organized as a limited liability company and will be a direct or indirect wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"). As general

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partner of TCLP, TCGP will be responsible for the operational and administrative maintenance of TCLP, but it will not exercise any responsibilities for the management of TCLP's assets.

3.   TC REIT is organized as a limited liability company, and Applicants anticipate that it will be excluded from the definition of "investment company" under Section 3(a)(1) of the Act by reason of its real estate investments. Applicants state that TC REIT will elect to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code") and will not incur separate, entity level tax under the current provisions of the Code.

4.   Advisors, a Delaware corporation, is an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Advisors is an indirect, wholly owned subsidiary of TIAA. Advisors will be the investment adviser to each of the Funds (as defined below), TCLP and TC REIT.[1]

5.   TIAA and Advisors believe that exposure to direct real estate investments is an important element of diversified retirement investing. Advisors seeks to provide shareholders who invest for retirement and other long-term purposes through the Funds (as defined below) with exposure to direct real estate. Applicants argue that direct exposure to real estate offers advantages over investment in conventional real estate mutual funds that invest primarily in publicly traded REITs. In addition, Applicants note that, while the Act does not preclude a registered management investment company from investing directly in real estate (provided that the fund is not subject to a fundamental policy precluding such investment and, in the case of an open-end fund, has sufficient liquidity to comply with applicable Commission and Commission staff positions), direct investment in real estate would be impractical due to the typical size of

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[1]   Only Advisors or a successor entity will serve as investment adviser to TCLP or TC REIT, and any other investment adviser to TCLP or TC REIT will serve only as investment sub-adviser.

such investments and for tax reasons. Accordingly, applicants propose to allow each Fund

(solely to the extent consistent with its investment policies, objectives, strategies and restrictions)

to obtain exposure to real estate through TCLP, which will be dedicated to investing indirectly in

real estate through TC REIT.

6.　　　　For this reason, Applicants request an order under sections 6(c) and 17(b) of the

Act for exemptions from section 17(a) of the Act, and under section 17(d) of the Act and rule

17d-1 thereunder, to permit: (i) one or more Funds (as defined below) to purchase, hold and

redeem units of limited partnership interests of TCLP ("Units"); (ii) TCLP to sell Units to one or

more Funds and redeem such Units following demand of such Funds; (iii) to the extent it could

be deemed an element of a "joint transaction," as defined below, TCLP to purchase, hold and

redeem interests in TC REIT; and (iv) the Funds and Other Accounts (as defined below) to

engage in certain purchase or sale cross transactions in securities, all as described and subject to

the conditions set forth in the application.[2]

7.　　　　Applicants request that the relief extend to each existing or future registered

management investment company or series thereof that is advised by Advisors or any successor

entity or any entity controlling, controlled by, or under common control with Advisors (each, a

"Fund").[3] Applicants further request that the relief extend to any future limited partnership

("Future LP"), general partner thereof ("Future GP"), and underlying real estate investment

vehicle ("Future Real Estate Fund") in which such Future LP invests that has elected to be taxed

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[2]　　　　Applicants acknowledge that they are not seeking, and the Commission is not granting, relief from any disclosure requirements that are applicable to Applicants.

[3]　　　　Each entity that currently intends to rely on the requested relief has been named as an applicant. For purposes of the requested order, "successor" is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

as a REIT pursuant to the Code that operate in a manner that is identical to TCLP, TCGP and TC

REIT except for the types of real estate investments held by a Future Real Estate Fund.[4]

8.   Applicants state that TC REIT will invest in direct real estate holdings and, to

maintain some liquidity, may invest a portion of its assets in liquid investments. To finance its

investments in real estate holdings, TC REIT plans to borrow from banks, as well as from

insurance companies, pension/retirement systems, state and federal government related entities

(e.g., Freddie Mac), investment banks, and other commercial lenders (e.g., GE Capital

Corporation (or its successor), Ally Financial) (lenders other than banks are referred to as "Non-

bank Commercial Lenders"). Applicants represent that TC REIT plans to incur loans from Non-

bank Commercial Lenders because such lenders have been longstanding capital resources to the

commercial real estate market and often are able to offer more favorable lending terms to

borrowers.[5] TC REIT will not incur any loans that are callable at the option of the lender.

9.   Applicants state that TCLP will invest a substantial portion of its assets in TC

REIT and, if deemed appropriate by Advisors, may, for purposes of maintaining some liquidity,

invest a portion of its assets in liquid investments. TCLP will incur expenses relating to the

management of any liquid investments held by TCLP, as well as for the general operation and

administration of the entity.[6]

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[4]   Any entity that relies in the future on the requested relief will comply with the terms and
conditions of the Application as they apply to the corresponding current party.

[5]   Applicants submit that, in light of the presence of a bona fide business purpose for TCLP and TC
REIT and the difficulty a Fund would have in directly investing in real estate, the structure
proposed by this Application can be distinguished from a structure intended primarily to evade
leverage restrictions applicable to open-end funds.

[6]   Applicants anticipate that TCLP will be able to efficiently deploy assets invested by the Funds in
light of the ability of TCLP to invest in liquid investments in addition to interests in TC REIT, so
that any Fund assets invested in TCLP that are not currently invested in real estate will be
effectively deployed pending completion of real estate investments. The performance of TCLP,
the costs of investing in TCLP, and the related expenses, will be considered by the Funds' Board

10.   TCLP will conduct a non-public offering of its Units, and will not be publicly traded. Applicants state that TCLP is currently expected to be made available solely to the Funds, although it is possible that it will be made available in the future to: (i) unaffiliated registered investment companies, pension plans, other institutional investors or high-net-worth individuals ("Outside Investors"); as well as to (ii) pension plans, or other institutional investors or high-net-worth individuals for which Advisors or an affiliate of Advisors serves as investment adviser ("Other Accounts").[7]

11.   Applicants state that the Funds (as well as any Other Accounts or Outside Investors) that invest in TCLP will be able to purchase and redeem Units on a daily basis at the next determined net asset value ("NAV") per Unit. In the event that TCLP is unable to accommodate investment demand from the Funds, Other Accounts and/or Outside Investors, opportunities for investment will be allocated in accordance with allocation policies and procedures drafted and maintained by Advisors.[8] Applicants represent that, while such allocation policies and procedures may be subject to revision over time, the allocation policies and procedures generally will allocate opportunities on a *pro rata* basis based on orders received, with normal exceptions for rounding and *de minimis* amounts, although applicants state that other allocation methodologies may be employed as appropriate. Any such methodology will be applied in a manner that is objective and verifiable and will be consistent with Advisors' fiduciary obligation to treat client accounts in a manner that is fair and provides for equality of

during the course of its oversight of the Funds' investments in TCLP, including its annual determinations as required by condition 1 below.

[7]   No Applicant, or an affiliated person thereof, will have a proprietary interest in any Outside Investor or Other Account, except that an Applicant or an affiliated person thereof may be a shareholder of an Outside Investor that is a registered investment company.

[8]   Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether these allocation policies and procedures meet the standards applicable under either the Act or the Advisers Act.

opportunity over time. However, TCLP will reserve the right to give the Funds preferential

access to opportunities to invest in TCLP as compared to Outside Investors and (to the extent

permitted under the allocation policies and procedures) Other Accounts, and the Funds will

always have opportunities to invest in TCLP that are at least as favorable as the opportunities to

invest in TCLP made available to Other Accounts or Outside Investors. The policies and

procedures will require the documentation of the basis of allocation, as well as the basis for any

exception to the general principles set forth in the policies and procedures, which exception will

be subject to review by legal or compliance personnel.

12.   Applicants anticipate that TCLP will be managed to maintain sufficient liquidity

to satisfy the daily liquidity needs of its limited partners under ordinary market conditions.

However, any investment in TCLP will be subject to terms permitting TCLP, under

circumstances described in the application, to (a) cease offering new Units; (b) limit or postpone

redemptions in the event that TC REIT has insufficient liquidity to satisfy redemption requests;

or (c) utilize a "gate" pursuant to which the amount of redemptions from TCLP by any limited

partner on any business day may be limited to a percentage of the limited partner's investment in

TCLP.[9] Accordingly, each Fund that is an open-end investment company will treat its

investments in TCLP and any Future LPs as investments that are not liquid for purposes of any

applicable rules or guidance of the Commission or its staff regarding the management of

liquidity. Similarly, each Fund that is a closed-end investment company will, at all times, limit

its holdings in TCLP (together with any Future LPs) to no more than 15% of its net assets.[10]

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[9]   TCLP expects that the ability to limit or postpone redemption will help to minimize transaction
        costs and any dilutive effects on non-redeeming limited partners. TCLP's ability to limit or
        postpone redemption and the circumstances under which TCLP may waive an established
        redemption gate, in whole or in part, are discussed in greater detail in the application.

[10]   Applicants submit that, although closed-end Funds do not present the same concerns with respect
        to liquidity as open-end Funds, it is nonetheless appropriate to limit the investments of these

13.　　Redemption requests will be considered on a first in basis based upon the business day of receipt, unless a limited partner (other than a registered investment company or Other Account) has agreed to a lower priority of redemption. Except as a limited partner (other than a registered investment company or Other Account) has otherwise agreed, redemption requests of all investors will be treated equally, and TCLP will allocate redemption proceeds on a *pro rata* basis in the event that there are insufficient liquid assets to satisfy fully all redemption requests. The rules on redemption and TCLP's policy regarding the allocation of redemption proceeds, and any changes to either of these, will be disclosed to all prospective investors in TCLP. TCLP will have a written policy regarding the allocation of redemption proceeds that will be applied in a manner that is objective and verifiable and will be consistent with Advisors' fiduciary obligation to treat client accounts in a manner that is fair.

14.　　Each Fund and Other Account limited partner of TCLP will have identical rights, duties and obligations under the limited partnership agreement as each other Fund and Other Account limited partner. If Outside Investors are permitted to invest in TCLP, the Funds and Other Accounts will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in TCLP, as the terms on which any Outside Investor purchases, holds or redeems Units. Limited partners other than the Funds and Other Accounts will have substantially similar rights, duties and obligations as the Funds and Other Accounts, but Applicants currently contemplate that they may distinguish among Outside Investors with respect to rights, duties and obligations pursuant to the terms of the limited partnership agreement, or otherwise, with respect to the following issues (without limitation): (a) utilization of redemption gates; (b) limitation of rights of redemption; or

Funds in TCLP (and Future LPs) to address concerns that may arise regarding complex structures and the use of leverage, among other things.

(c) the level of expenses charged to limited partners other than the Funds and Other Accounts in connection with an investment in TCLP, which may be higher than the level of expenses borne by the Funds and Other Accounts.

15.   TCLP will be able to purchase and redeem limited liability company interests in TC REIT on a daily basis at the next determined NAV. Applicants represent that TCLP will be the sole investor in TC REIT, other than the ninety-nine or more additional investors necessary or appropriate to allow TC REIT to qualify as a REIT under section 856(a)(5) of the Code (the "Tax Holders"). The Tax Holders' interests in TC REIT will be preferred to TCLP's interests in TC REIT. However, (a) the Tax Holders will have only limited voting rights, (b) the Tax Holders' aggregate interests in TC REIT will be *de minimis* in relation to that of TCLP,[11] and (c) TC REIT will not issue additional interests to the Tax Holders after the initial organization of TC REIT (clause (a), (b), and (c), collectively, the "Tax Holder Limitations").[12] Accordingly, it is anticipated that TCLP will own substantially all of the total outstanding securities of TC REIT at all times during the operation of TC REIT.

16.   Applicants represent that TC REIT will not participate in any joint enterprise or other joint arrangement, within the meaning of rule 17d-1 under the Act, with the Future Real Estate Funds or other TIAA related accounts, and the Applicants are not asking for an order pursuant to rule 17d-1 with respect to any such transaction. Further, Applicants state that TIAA has adopted policies and procedures applicable to any purchasing conflicts between TC REIT and any other TIAA related accounts, which are designed to allocate opportunities consistent

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[11]   Applicants anticipate that the Tax Holders will invest, in aggregate, approximately $125,000 and will represent much less than 1% of the expected aggregate net assets of TC REIT.

[12]   The Tax Holders' interests in TC REIT and the Tax Holder Limitations are discussed in greater detail in the application.

with Advisors' fiduciary obligations to its clients and will be applied in a manner that is objective and verifiable.

Applicants' Legal Analysis:

Section 17(a) – purchase and sale of Units

1.   Section 17(a) of the Act generally prohibits an "affiliated person" as defined by section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a registered investment company, acting as principal, from purchasing securities or other property from the registered investment company or selling securities or other property to the registered investment company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include, among others, (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person. Section 2(a)(9) defines "control" to mean "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company."

2.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of each registered investment company involved and with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provisions of the Act if such exemption is necessary or appropriate in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that the sale by TCLP of its Units to a Fund or the repurchase by TCLP of its Units from a Fund may be deemed to be prohibited by section 17(a) of the Act, as TCLP and each Fund may be deemed to be affiliated persons, or affiliated persons of affiliated persons, of each other under multiple theories. For example, the Fund may be deemed to be an affiliated person of TCLP in the event that it owns 5% or more of the Units in TCLP. In addition, TCLP could be deemed to be an affiliated person of an affiliated person of the Fund, if it is deemed to be under the control of or under common control with Advisors.

4.   Applicants believe that the proposed transactions among the Funds and TCLP satisfy the requirements for relief from section 17(a) of the Act under both sections 17(b) and 6(c) of the Act.

5.   Applicants submit that the proposed transactions are reasonable and fair and would not involve overreaching on the part of any person concerned. Before investment by a Fund in TCLP, the Fund's board of trustees (the "Board"), including a majority of the Independent Trustees, would have made the determinations required under condition 1 below.[13] The Board, including the Independent Trustees, will review these determinations on at least an annual basis. Applicants represent that, currently, the Board is made up of ten trustees, all of whom are Independent Trustees. Further, Applicants notes that Advisors' ability to allocate a Fund's assets to investments in TCLP would be limited to address any potential for overreaching because (a) the allocation would be determined either by the Fund's glide path or would be

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[13]   The "Independent Trustees" are the trustees who are not interested persons of the Trust within the meaning of section 2(a)(19) of the Act.

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within a range of permissible allocations approved in advance by the Board and (b) the Fund's

investment would be limited under condition 3 below.

6.   In addition, Applicants state that each Fund would purchase and sell Units on the

same terms as each other Fund and any Other Account, and on terms that are at least as favorable

as the terms on which Outside Investors would purchase and sell Units. TCLP also would sell its

shares to or purchase its shares from a Fund at the next-calculated NAV per Unit. This value,

which would be provided to the Funds on a daily basis, would be determined based on the

valuations of the assets of TC REIT, which would be determined by using valuation

methodologies that are consistent with section 2(a)(41) of the Act except that the TCLP

Committee will, in reliance on independent appraisals obtained at least quarterly, make

determinations that would otherwise be made by a board of directors.[14]

7.   Applicants further submit that the proposed transactions would be consistent with

the policies of each Fund. Applicants represent that the investment by a Fund in TCLP would be

effected in accordance with the investment policies, objective, strategies and restrictions

contained in the registration statement of the Fund.

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[14]   Applicants note that, in accordance with condition 9, TCLP will consolidate TC REIT for
         reporting purposes and the consolidated financial statements of TCLP will be prepared in
         accordance with Regulation S-X, will be audited by an independent auditor, and, if practicable,
         will be prepared as of the same date and for the same periods as the investing Funds. Applicants
         state that the Public Company Accounting Oversight Board auditing standards applicable to the
         audit of TCLP would be the same standards as those applicable to a registered investment
         company. Further, Applicants state that the U.S. Generally Accepted Accounting Principles and
         Regulation S-X would apply to the financial statements of both TCLP and a registered investment
         company. Thus, Applicants assert that critical accounting policies governing security valuation,
         accounting for investment transactions, recognition of investment income and of expenses, and
         accrual of expenses, which are often the critical policies applicable to investment companies,
         would apply in substantially the same manner for the financial statements of TCLP. Valuation of
         the assets of TCLP and TC REIT for which market quotations are not readily available will be
         overseen by a committee consisting of the employees and agents of TCLP, TIAA and/or its
         subsidiaries (the "TCLP Committee").

8.   Finally, Applicants submit that, for these reasons, as well as the benefits

shareholders in the Funds would experience by reason of the Funds' investments in TCLP, the

proposed transactions are appropriate in the public interest and consistent with the protection of

investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(d)

9.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit joint

transactions involving registered investment companies and their affiliates unless the

Commission has approved the transaction. In considering whether to approve a joint transaction

under rule 17d-1, the Commission considers whether the proposed transaction is consistent with

the provisions, policies, and purposes of the Act, and the extent to which the participation of the

investment companies is on a basis different from or less advantageous than that of the other

participants.

10.   Applicants state that the sale of Units to a Fund, the Fund's holding of Units, the

redemption of Units held by the Fund, an Other Account's purchase, holding and redemption of

Units alongside a Fund, TCLP's purchase, holding and redemptions of interest in the TC REIT,

and Advisors' management of the Funds, Other Accounts, TCLP and TC REIT at the same time

that the Funds are investing in TCLP (directly) and TC REIT (indirectly) could be deemed to

constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, TCLP,

TCGP, TC REIT, and Advisors because the Funds may be presumed to be affiliated persons, or

affiliated persons of affiliated persons, of Advisors, Other Accounts, TCLP or TC REIT.

11.   For the reasons discussed above, Applicants submit that the proposed transactions

are consistent with the provisions, policies and purposes of the Act. Applicants further believe

that, based on the terms of the proposed transactions and the conditions set forth below, the participation by the Funds in the proposed transactions would be on a basis no different from that of other Funds or Other Accounts or less advantageous than that of other Funds, Outside Investors or Other Accounts. A Fund will hold Units of TCLP only if it will at all times have identical rights, duties and obligations under the limited partnership agreement as each other Fund limited partner and Other Account limited partner. If Outside Investors or Other Accounts are permitted to invest in TCLP, the Funds will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in TCLP, as the terms on which any Outside Investor purchases, holds or redeem Units and on terms that are the same as the terms on which any Other Account purchases, holds or redeems Units. TCLP and the Tax Holders will be the only investors in TC REIT, and the Tax Holders' interests will be subject to the Tax Holder Limitations. All transactions in Units would be priced in the same manner and would be redeemable under the terms discussed herein and disclosed to investors. In addition, any investment by a Fund in TCLP would be subject to oversight by the Fund's Board.

Section 17(a) – Cross Transactions

12. Applicants also propose that the Funds and Other Accounts be permitted to engage in certain purchase and sale cross transactions in securities ("Cross Transactions"). Applicants expect that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Account seeking to raise or invest cash, or vice versa. Applicants represent that the Funds currently are able rely on rule 17a-7 to engage in such Cross Transactions. However, if a Fund and an Other Account were deemed to be affiliated persons of an affiliated person of each other by virtue of their ownership or control affiliations with TCLP, the Funds may not be entitled to rely on rule 17a-7 because they would no longer be affiliated

solely for the reasons permitted by the rule. Applicants represent that Funds and Other Accounts will not engage in Cross Transactions involving Units, and to the extent any Future LPs are created, TCLP and the Future LPs (and their respective subsidiaries) will not engage in cross-trades with each other.

13.   Applicants represent that, when engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in rule 17a-(7)(a) through (g), as interpreted by the Commission staff. Applicants assert that the potential affiliations created by the TCLP structure do not affect the other protections provided by the rule, including the integrity of the pricing mechanism employed and oversight by each Fund's Board. Applicants also note that no brokerage commission, fee or other remuneration will be paid in connection with the transactions. Applicants, therefore, believe that Cross Transactions will be reasonable and fair, will not involve overreaching, and will be consistent with the purposes of the Act and the investment policy of each Fund.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   Advisors will not implement an initial decision to invest the assets of a Fund in TCLP unless prior to the Fund's initial investment in TCLP, the Board, including a majority of the Independent Trustees, has determined that: (a) investment in TCLP (and indirectly in TC REIT) is an appropriate means to implement an investment decision made by Advisors for the Fund to seek real estate exposure; (b) investment in TCLP (and indirectly in TC REIT) is in the best interests of the Fund and its shareholders, taking into account, among other things, the management and administration fees of TCLP and TC REIT; (c) the management and

administration fees to be charged by TCLP and TC REIT are for services in addition to, rather than duplicative of, services rendered to the Fund directly; and (d) the management and administration fees to be charged by TCLP and TC REIT are fair and reasonable in light of the usual and customary fees charged by others for services of the same nature and quality. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. The basis for each of the Board's determinations required by this condition will be recorded in its minutes. If the Board does not make the determinations in clauses (c) and (d) in a review subsequent to the initial investment, Advisors will reimburse the Fund the amount of any management and administrative fee borne by the Fund as a direct investor in TCLP and an indirect investor in TC REIT charged since the most recent date on which the Board did make these determinations.

      2.   Prior to any initial or additional investments in Units, Advisors will determine that each Fund's investment in TCLP will be consistent with the Fund's investment policies, objective, strategies and restrictions, and purchases of Units will be determined either by the Fund's glide path or be limited such that total holdings remain within a range of permissible allocations approved in advance by the Board. For purposes of determining consistency with a Fund's investment policies, objective, strategies and restrictions, a Fund will look through its investment in TCLP (and indirectly in TC REIT) and apply its investment policies, objective, strategies and restrictions (except for any restriction relevant to the direct ownership of real estate assets) in such a manner that the Fund will not do indirectly through TCLP and TC REIT that which it cannot do directly. For purposes of applying its investment policies, objective, strategies and restrictions, a Fund will be considered as owning its *pro rata* portion of the portfolio holdings of TCLP and TC REIT.

3.   Each Fund that is an open-end investment company will treat its entire investments in TCLP and any Future LPs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each such Fund must limit its aggregate holdings of illiquid assets, which for purposes of the requested relief include any investments in TCLP and any Future LPs, to 15% of its net assets. In addition, each Fund, including any open- or closed-end investment company, will, at all times, limit its holdings in TCLP (together with any Future LPs) to no more than 15% of its net assets.[15]

4.   At all times that any Fund or other registered investment company holds an interest in TCLP, each of TCLP and TC REIT: (a) will determine its respective net asset value per Unit or membership interest, as applicable, each Business Day; and (b) will maintain and comply with policies and procedures for valuing its assets that are consistent with section 2(a)(41) of the Act except that the TCLP Committee will, in reliance on independent appraisals obtained at least quarterly, make determinations that would otherwise be made by a board of directors (as if TCLP and TC REIT were subject to section 2(a)(41)) and with applicable U.S. generally accepted accounting principles ("U.S. GAAP") (or successor accounting standards). For these purposes, "Business Day" means each day on which the Funds or other registered investment company determine net asset value per share, as disclosed in the Funds' or other registered investment company's registration statement.

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[15]   Although closed-end Funds do not present the same concerns with respect to liquidity as open-end Funds, Applicants believe that it is nonetheless appropriate to limit the investments of these Funds in TCLP (and Future LPs) to address concerns that may arise regarding complex structures and the use of leverage, among other things.

5.   A Fund will hold Units of TCLP only if it will at all times have identical rights, duties and obligations under the limited partnership agreement as each other Fund limited partner and Other Account limited partner. If Other Accounts or Outside Investors are permitted to invest in TCLP, the Funds will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in TCLP, as the terms on which any Outside Investor purchases, holds or redeems Units and on terms that are the same as the terms on which any Other Account purchases, holds or redeems Units. Other than the Tax Holders' interests, which will be subject to the Tax Holder Limitations, TCLP will own at all times 100% of the voting and economic interests in TC REIT.

6.   TC REIT and TCLP will be managed by an investment adviser that is registered as an investment adviser with the Commission. Any investment sub-adviser to TC REIT or TCLP will be registered as an investment adviser with the Commission or, if not registered, will consent to examination by the Commission staff with respect to the services it would provide to TC REIT or TCLP as if it were registered as an investment adviser.

7.   The Funds' proposed investments in TCLP, and TCLP's investment in TC REIT, will not be subject to any sales load, redemption fee, distribution fee analogous to a 12b-1 fee, or service fee analogous to a FINRA Rule 2830 service fee imposed by TCLP or TC REIT.

8.   Advisors shall cause TCGP, TCLP and TC REIT to maintain books and records as is consistent with Internal Revenue Service guidance and U.S. GAAP, shall cause the books and records of TCGP, TCLP and TC REIT to be made available for inspection by the Commission staff as would be required by the Act if each of TCGP, TCLP and TC REIT was a registered investment company, and, if requested, shall furnish copies of the books and records to the Commission staff.

9.   TCLP will prepare consolidated annual and semi-annual financial reports and, for each quarter for which a semi-annual or annual report is not required to be prepared, a consolidated schedule of investments for TCLP. The financial statements of TCLP will be prepared in accordance with Regulation S-X and U.S. GAAP, will be audited by an independent auditor (for annual financial statements), and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds. TCLP will consolidate TC REIT for financial reporting purposes. Any consolidated schedule of investments of TCLP will disclose each position that TCLP and TC REIT hold. The Trust, on behalf of each Fund that has invested 5% or more of its net assets in TCLP[16] as of the end of a reporting period, will attach, as an exhibit to each of the Trust's shareholder reports with respect to such a Fund filed on Form N-CSR and each of the Trust's quarterly reports with respect to such a Fund filed on Form N-Q, TCLP's audited or unaudited financial statements (which will consist of financial statements, footnotes, thereto and a schedule of investments) or schedule of investments for the period most recently ended. TCLP will deliver such annual and semi-annual financial statements and schedules of investments to the Trust in time to allow the Trust to make such filings. The relevant Fund's shareholder reports and quarterly reports will cross-reference the TCLP financial statements (for annual and semi-annual reports) or schedule of investments (for other quarters) filed as an exhibit to the form. If a Fund is required to attach and cross-reference the financial statements of TCLP solely for purpose of complying with this condition 9, (a) the Fund may disclaim that (i) the TCLP financial statements or schedule of investments constitute part of the Fund's financial statements, shareholder report or quarterly report, and (ii) the TCLP financial statements or

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16   Investments in any Future LPs will be aggregated with investments in TCLP to determine whether a Fund has invested 5% or more of its net assets. If the aggregate investments are 5% or more, then the disclosure requirements under this condition will apply (for that Fund) with respect to information about TCLP and each Future LP in which that Fund is invested.

schedule of investments are incorporated therein by reference, and (b) the certifications for each

principal executive and principal financial officer required by rule 30a-2(a) under the Act that

accompany Form N-CSR or Form N-Q filings with respect to such a Fund may make clear that

the TCLP financial statements or schedule of investments that accompany the Form N-CSR or

Form N-Q filings do not constitute part of the report to which the certificate relates.[17]

10.   Neither TCLP nor TC REIT will acquire securities of any other investment

company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits

contained in section 12(d)(1)(A) of the Act, except to the extent that TCLP or TC REIT: (a)

receives securities of another investment company as a dividend or as a result of a plan of

reorganization of a company (other than a plan devised for the purpose of evading section

12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another

investment company pursuant to exemptive relief from the Commission permitting TCLP or TC

REIT to (i) acquire securities of one or more investment companies for short-term cash

management purposes, or (ii) engage in interfund borrowing and lending transactions.

11.   A Fund will treat any leverage that TCLP or TC REIT incurs as though such

leverage were incurred by the Fund for purposes of determining compliance with applicable

restrictions under the Act relevant to the Fund's use of leverage. Under no circumstances will a

Fund guarantee, or otherwise be responsible for the satisfaction of, any loan or obligation

incurred by TCLP or TC REIT.

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[17]   As noted above, the requested order does not include relief from any existing disclosure requirements. Accordingly, the disclaimer and clarification contemplated in clauses (a) and (b) could not be included if the Fund is required to disclose information regarding the financial statements of TCLP for any purpose other than complying with this condition 9.

12.   The TCLP and TC REIT will comply with the following sections of the Act as if the TCLP and TC REIT each were an open-end management investment company registered under the Act, except as noted: section 9; section 12 (except that, to the extent necessary to implement the arrangements described herein, (i) the Funds may invest in Units issued by TCLP in accordance with condition 3, (ii) TCLP may issue Units to the investing Funds subject to the limits in condition 3, and (iii) TCLP may invest in TC REIT beyond the limits of sections 12(d)(1)(A) and (B)); section 13 (provided that section 13(a)(4) will apply as though it read only "change the nature of its business"; the interests issued by TCLP and TC REIT will be regarded as voting securities under section 2(a)(42) of the Act for purposes of applying this condition; and the offering memoranda utilized by TCLP and TC REIT to offer and sell their interests will be regarded as registration statements for purposes of applying this condition); section 17(a) (except insofar as relief is provided by the order requested herein); section 17(d) (except insofar as relief is provided by the order requested herein); section 17(e); section 17(f); section 17(h); section 18 (although (a) the interests issued by TCLP and TC REIT will be regarded as voting securities under section 2(a)(42) of the Act for purposes of applying this condition, (b) TC REIT will be permitted to incur loans from Non-bank Commercial Lenders, subject to the asset coverage limit, and (c) TC REIT will not be required to restore 300% asset coverage within three days, as required under section 18(f), if such asset coverage falls below 300% solely as a result of a decline in the value of TC REIT's real estate holdings); section 21; section 36; and sections 37-53. In addition, the TCLP and TC REIT will comply with the rules under section 17(f)[18] and section 17(g) of the Act, as well as rule 22c-1 under the Act as if each of the TCLP and TC REIT were an open-end management investment company registered under the Act.

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[18]   Applicants note that they will operate TCLP and TC REIT such that rules under section 17(f) will not be applicable to either entity.

Advisors will cause TCGP, TCLP and TC REIT to, and TCGP, TCLP and TC REIT will, adopt policies and procedures designed to ensure that each of TCLP and TC REIT complies with the aforementioned sections of the Act and rules under the Act. Advisors will cause TCGP, TCLP and TC REIT to, and TCGP, TCLP and TC REIT will, periodically review and periodically update as appropriate such policies and procedures, maintain books and records describing such policies and procedures, and maintain the records required by rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurs, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

For purposes of implementing condition 12, any action that the above-referenced statutory and regulatory provisions require to be taken or made by the directors, officers and/or employees of a registered investment company will be performed by TCGP with respect to TCLP, and by Advisors (or its successor),[19] as managing member with respect to TC REIT. As noted in this Application, the TCLP Committee will oversee the valuation of the assets of TCLP and TC REIT for which market quotations are not readily available, which also will be relevant to the implementation of condition 12.

13.   To engage in Cross Transactions, the Funds will comply with rule 17a-7 under the Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other,

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[19]   *See supra,* note 2.

common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of section 2(a)(3)(A), (B) or (C) of the Act because of their investments in TCLP.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary